Filed pursuant to 424(b)(3)
Registration No. 333-159445

INDUSTRIAL INCOME TRUST INC.

SUPPLEMENT NO. 17 DATED JUNE 29, 2011

TO THE PROSPECTUS DATED APRIL 28, 2011

This prospectus supplement (this “Supplement”) is part of and should be read in conjunction with the prospectus of Industrial Income Trust Inc., dated April 28, 2011 (the “Prospectus”), as supplemented by Supplement No. 13 dated May 26, 2011; Supplement No. 14 dated June 7, 2011; Supplement No. 15 dated June 14, 2011; and Supplement No. 16 dated June 22, 2011. Unless otherwise defined herein, capitalized terms used in this Supplement shall have the same meanings as in the Prospectus.

The purpose of this Supplement is as follows:

A.	To provide an update on the status of our initial public offering.

B.	To update disclosure in the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Completed Real Property Acquisitions.”

C.	To update disclosure in the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Debt Secured by Our Real Property.”

A. Status of Our Initial Public Offering

As of June 24, 2011, we had raised gross proceeds of $361.3 million from the sale of 36.5 million shares of our common stock in this offering, including $2.9 million from the sale of approximately 306,000 shares of our common stock through our distribution reinvestment plan. As of that date, 166.2 million shares remained available for sale pursuant to this offering, including 52.3 million shares available for sale through our distribution reinvestment plan. We may continue to offer shares of our common stock until December 18, 2011, unless extended for up to an additional one year period. We reserve the right to terminate the offering at any time.

B. Update to the Section of the Prospectus Titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Completed Real Property Acquisitions”

The following subsection is inserted after the subsection titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Completed Real Property Acquisitions—Baltimore Building Two” on page 86 of the Prospectus and supplements Section A of Supplement No. 16 dated June 22, 2011:

Chicago Industrial Portfolio

On June 24, 2011, under the terms of a definitive agreement to acquire a 100% fee interest in nine industrial buildings aggregating approximately 1.4 million square feet on 108.8 acres located in Chicago, Illinois, which we refer to herein as the “Chicago Industrial Portfolio,” we, through one of our wholly-owned subsidiaries, acquired six of the nine industrial buildings of the Chicago Industrial Portfolio aggregating approximately 1.1 million square feet on 84.8 acres. The remainder of the Chicago Industrial Portfolio acquisition is expected to close during the third quarter of 2011.

In connection with this initial closing, an agreement of purchase and sale was entered into by and between IIT Acquisitions and a group of sellers that includes Bridge Point Woodridge, LLC; Argonne Water, LLC; Park 355, LLC; JES Park 355, LLC; RES Park 355, LLC; MSP Park 355, LLC; SFP Park 355, LLC; JES Church Bilter, LLC; RES Church Bilter, LLC; MSP Church Bilter, LLC; and Church Bilter, LLC.

The six buildings that were acquired are approximately 86% leased (94% leased, excluding two value-add buildings) to 18 tenants with an average remaining lease term (based on square feet) of 3.6 years. One tenant individually leases more than 10% of the rentable area of the six buildings, as described below:

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Reviva Logistics, LLC, a provider of logistic services for the transportation industry, leases approximately 295,000 square feet, or approximately 26% of the aggregate rentable area, under a lease that expires in February 2013 with one option to extend the lease for a period of five years. The annual base rent under the lease is currently approximately $1.2 million and is subject to a rent escalation of approximately 0.6% in September 2011, 1.8% in March 2012, and 0.6% in September 2012.

In general, all the tenants will be responsible for paying directly or reimbursing the landlord for the real estate taxes, insurance, and repair and maintenance costs of the property.

Our management currently believes that these six buildings are suitable for their intended purpose and has no immediate plans for material renovations or other capital improvements, and they are adequately covered by insurance. There are a number of comparable facilities in the vicinity of the Chicago Industrial Portfolio that may compete with this portfolio. The aggregate cost of the initial closing (excluding the cost attributable to land) is depreciated for tax purposes over a maximum of a 40-year period on a straight-line basis.

The total aggregate purchase price for this portion of the Chicago Industrial Portfolio was approximately $80.5 million, exclusive of transfer taxes, due diligence expenses, and other closing costs. Pursuant to the terms of the Advisory Agreement, we paid an acquisition fee of approximately $0.8 million to the Advisor, equal to 1.0% of the purchase price of this transaction. We funded the acquisition using proceeds from this offering and debt financing described below.

Data for the average effective annual gross rent per leased square foot, for this portion of the Chicago Industrial Portfolio for the years ended December 31, 2006, 2007, 2008, 2009, and 2010 was not available as it was not provided by the seller.

The following table lists, on an aggregate basis, the approximate leasable square feet for all of the scheduled lease expirations for each of the next 10 years, as of the acquisition date, for this portion of the Chicago Industrial Portfolio:

	Number of Leases	Gross Leasable Area		Annualized Base Rental Income of Expiring Leases (1)	Percent of Total Annualized Base Rental Income
Year		Approximate Square Feet	Percent of Total Leasable Area
2011	2	73,061	6%	$354,581	7%
2012	2	42,916	4%	$219,421	5%
2013	5	402,707	35%	$2,054,199	43%
2014	2	84,227	7%	$492,489	10%
2015	—	—	—	—	—
2016	2	39,079	3%	$175,788	4%
2017	1	48,005	4%	$96,010	2%
2018	1	36,353	3%	$201,756	4%
2019	1	61,897	5%	$269,871	6%
2020	—	—	—	—	—

(1)

Annualized base rent is calculated as monthly base rent (cash basis) per the terms of the lease, as of the acquisition date, multiplied by 12. If free rent is granted, then the first month with a positive rent value is used.

C. Update to the Section of the Prospectus Titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Debt Secured by Our Real Property”

The following subsection is inserted after the section of the Prospectus titled “Investments in Real Properties, Real Estate Securities and Debt Related Investments—Completed Real Property Acquisitions—Debt Secured by the Kent Valley Distribution Building” on page 88 of the Prospectus and supplements Section B of Supplement No. 16 dated June 22, 2011:

Debt Secured by the Chicago Industrial Portfolio

On June 24, 2011, we, through several of our subsidiaries, entered into a secured, non-recourse loan agreement with Great-West Life & Annuity Insurance Company, which we refer to herein as “Great-West Life,” for an aggregate principal amount of $43.1 million, which we refer to as the “Second GWL Facility.” The Second GWL Facility bears a fixed interest rate of 4.70%; requires interest-only monthly payments for the first five years of the loan and monthly payments of interest and principal thereafter (based on an approximate 30-year amortization); and has a contractual maturity of July 1, 2021. The Second GWL Facility is secured by mortgages, deeds to secure debt, or deeds of trust, as applicable, and related assignments and security interests in each of the six buildings in the initial closing of the Chicago Industrial Portfolio, and is cross-defaulted by the Regional Distribution Portfolio (formerly the “Class A Industrial Portfolio”).